UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 8, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Asterias Biotherapeutics, Inc.

File No. 1-36646 CF#34483

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       Asterias Biotherapeutics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-Q filed on November 14, 2016.

       Based on representations by Asterias Biotherapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

              Exhibit   10.1   through   August 3, 2019

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                              Brent J. Fields
                              Secretary